Caladrius Biosciences, Inc.
110 Allen Road, 2nd Floor
Basking Ridge, New Jersey 07920

July 26, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:        Caladrius Biosciences, Inc.
Registration Statement on Form S-4 File No. 333-265638
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Caladrius Biosciences, Inc. (the “Company”) hereby requests acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-265638), as amended (the “Registration Statement”), so that it may become effective at 5:00 p.m. Washington, D.C. time on July 28, 2022, or as soon as possible thereafter.

The Company hereby authorizes Jeffrey P. Schultz, Esq. of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. to orally modify or withdraw this request for acceleration.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Attorney Schultz at (212) 692-6732 and that such effectiveness also be confirmed in writing. Any questions regarding this request may be addressed to Attorney Schultz.

Very truly yours,

CALADRIUS BIOSCIENCES, INC.

/s/ David J. Mazzo, Ph.D.
David J. Mazzo, Ph.D.
President and Chief Executive Officer

cc:          Caladrius Biosciences, Inc.
Gregory B. Brown, M.D., Chairman of Board of Directors

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jeffrey P. Schultz, Esq.
Daniel A. Bagliebter, Esq.

Procopio, Cory, Hargreaves &Savitch LLP
Paul Johnson, Esq.
Christopher L. Tinen, Esq.